Contact

www.linkedin.com/in/rick-goedert-8523a34 (LinkedIn)

Top Skills

Credit
Strategic Planning
Loans

Rick Goedert

Board Member Blue Water Angels & Board Treasurer Life Magnetics
Saginaw, Michigan, United States

Experience

1st State Bank Great Lakes Bay
20 years

Vice Chairman
May 2019 - Present (4 years 5 months)
Saginaw, Michigan Area

Preesident & CEO
October 2003 - April 2019 (15 years 7 months)

Great Lakes Bay Venture Capital Fund
Managing Partner
August 2019 - Present (4 years 2 months)
Great Lakes Bay Region

National City Bank/First of America Bank
Sr. V.P.
September 1984 - October 2003 (19 years 2 months)

Education

Eastern Michigan University
MBA, Accounting and Finance · (1974 - 1976)

Michigan State University
Bachelor of Science (BS), Economics · (1966 - 1970)